Exhibit 12.2a

Virginia Electric and Power Company

Computation of Ratio of Earnings to Fixed Charges

(millions of dollars)

			Years Ended December 31,
	Nine Months Ended September 30, 2011	Twelve Months Ended September 30, 2011	2010	2009	2008	2007	2006

Earnings, as defined:
Income from continuing operations before income taxes, extraordinary item and cumulative effect of change in accounting principle	$1,324	$1,504	$1,394	$503	$1,364	$977	$762

Fixed charges as defined	310	410	385	392	343	332	322

Capitalized interest	—	—	—	—	—	(4)	(9)

Total earnings, as defined	$1,634	$1,914	$1,779	$895	$1,707	$1,305	$1,075

Fixed charges, as defined:
Interest charges	$299	$394	$368	$376	$330	$320	$311
Rental interest factor	11	16	17	16	13	12	11

Total fixed charges, as defined	$310	$410	$385	$392	$343	$332	$322

Ratio of Earnings to Fixed Charges	5.27	4.67	4.62	2.28	4.98	3.93	3.34